November 17, 2015

Via SEC Correspondence System and U.S. mail

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:                             Embotelladora Andina S.A.

Form 20-F for the Year Ended December 31, 2014

Filed on April 30, 2015

File No. 001-13142

Dear Ms. Jenkins:

By letter dated October 23, 2015, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to Embotelladora Andina S.A.’s filing of Form 20-F for the Year Ended December 31, 2014. In response to the Staff’s comments and on behalf of Embotelladora Andina S.A. and its consolidated subsidiaries (collectively, “Andina” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for the Year Ended December 31, 2014

Financial Statements, page 118

Notes to the Consolidated Financial Statements, page F-11

Note 4 — Reporting by Segment, page F-36

1.              We note your disclosure indicating that net expenses related to your corporate segment are included with the Chilean operating segment. Please tell us why net expenses associated with corporate management have not been presented in an all other segment and explain why you determined that corporate activities qualify as an operating segment based on the criteria in paragraphs 5 through 10 of IFRS 8. Please also provide us with the Chilean segment information for 2014 without the corporate activities to compare with the amounts presented in the annual report.

In response to the Staff’s comment, the Company respectfully notes the following:

As set forth in paragraph 7 of International Financial Reporting Standard 8 (IFRS 8) and as described in Note 4 to the consolidated financial statements, the Chief Operating Decision Maker is the Company’s Board of Directors.

The Board of Embotelladora Andina — considering the way in which strategic decisions are made, resources are allocated and performance is measured — has determined that its segments correspond to the following geographical areas: Operations in Chile, Operations in Brazil, Operations in Argentina and Operations in Paraguay.

The performance measurement and resource allocation are mainly based on the analysis of the operating income in each country. As described in paragraph 25 of IFRS 8, the Board decided to allocate corporate expenses to the Chile Segment (rather than allocating them among all segments) considering that Chile is the country that manages and pays those expenses. In addition, most of the expenses or activites included as corporate expenses would be incurred regardless of the existence of the foreign subsidiaries. Furthermore, the Board’s intention to maintain corporate expenses in the Chile segment is to monitor variations against the annual budget as a current procedure.

Thus, for instance, the budget analysis and management’s control report includes corporate expenses as a specific area of Chile. The other countries do not have any influence on the decisions relating to those expenses.

Accordingly, the expenses referred to as “Corporate Management” have not been allocated, nor they represent or are managed as a separate segment.

However, the Board will assess the current disclosure for future filings in order to expand the disclosure of corporate expenses and the related amount within the segment footnote.

Corporate management expenses amounted to ThCh$ 16,874,447 for the year ended December 31, 2014.  As requested, the Chile Segment with and without the abovementioned corporate expenses is detailed below:

	Chile Operation
For the period ended December 31, 2014	With Corporative expenses	Without Corporative expenses
	M$	M$
Softdrinks	363,123,062	363,123,062
Other beverages	128,948,478	128,948,478
Net sales	492,071,540	492,071,540
Cost of sales	-296,893,869	-296,893,869
Distribution expenses	-50,807,225	-50,807,225
Administrative expenses	-101,676,504	-84,802,057
Finance income	3,453,892	3,453,892
Finance expense	-16,939,606	-16,939,606
Interest expense, net	-13,485,714	-13,485,714
Share of the entity in income of associates accounted for using the equity method, total	-212,439	-212,439
Income tax expense	-28,215,677	-28,215,677
Other income (loss)	-21,101,524	-21,101,524

Net income of the segment reported	-20,321,412	-3,446,965

Note: Corporative expenses amounted to M$ 16,874,447

In accordance with your request, we acknowledge that:

•             We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose theCommission from taking any action with respect to the filing; and

•             We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact me at (562) 23380520 or andres.wainer@koandina.com.

Sincerely,

/s/ Andrés Wainer
Chief Financial Officer
Embotelladora Andina S.A.